August 29, 2013

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed May 14, 2013
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the Company”) Form 10-K for the fiscal year ended March 31, 2013, filed May 14, 2013 (the “Form 10-K”), as contained in the letter, dated August 19, 2013 (the “Comment Letter”).   The Comment Letter is a follow-up to the original letter sent by the Commission to the Company on July 22, 2013, which the Company responded to on August 2, 2013.

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Notes to Consolidated Financial Statements

Note 1. Basis for Presentation and Significant Accounting Policies

Revenue Recognition, page 73

1.
We note from your response to prior comment 5 that you establish VSOE of fair value for free additional content based upon prices charged when comparable elements are sold separately.  In addition, you state that you have an established history of selling downloadable content as separate and distinct stand-alone transactions. Please tell us when you began selling downloadable content, for how many of your games you have sold such content and the amount of revenue earned from the sale of downloadable content during each of the last three fiscal years, as applicable.  In addition, please describe further your process for identifying the separate sales of downloadable content used to establish VSOE of fair value for the free additional content.

Response:

As noted in our response to prior comment 5, we have an established history of selling downloadable content as separate and distinct stand-alone transactions.  We began offering downloadable content in February 2009 and have since sold 50 downloadable content offerings as separate and distinct stand-alone transactions, thereby providing us an adequate size population from which to derive our VSOE analysis described in more detail below.  The amount of revenue recognized from the sale of downloadable content was $52 million, $27 million and $43 million during the fiscal years ended March 31, 2013, 2012 and 2011, respectively.

During fiscal 2013 the Company released a number of games that referenced specific additional downloadable content that were not available for delivery until after the release of the game. As such arrangements included multiple elements the fee was allocated to the various elements based on VSOE of fair value. Accordingly, we established VSOE of fair value for the undelivered additional content using our population of downloadable content offerings released during the last two years.  Specifically, we examined the level of gameplay content (number of characters, weapons, modes) and hours of gameplay included in the undelivered additional content and then identified all of our comparable stand-alone offerings using the similar level of gameplay content and hours of gameplay criteria. We included every comparable offering identified from such analysis when determining VSOE. Next, we determined VSOE based on historical stand-alone selling prices to third parties.  Our VSOE analysis included all comparable transactions and demonstrated that a reasonably narrow pricing range existed, whereby more than 80% of historical stand-alone selling prices to third parties fell within a range of +/- 15% of the midpoint of the range. During the fiscal year ended March 31, 2013, we determined that our VSOE methodology provided sufficient evidence to support the existence of VSOE of fair value for each of our offerings. We are also now reviewing this analysis on an ongoing basis to ensure that we continue to maintain VSOE of the fair value of downloadable content.

Note 13. Income Taxes, page 89

2.
We note from your response to prior comment 1 that the difference between the US rate of 35% and the Swiss rate of 11.7% accounts for substantially the entire foreign rate differential in the effective rate reconciliation table.  You further state that because there is a full valuation allowance recorded against your deferred tax assets in Switzerland, there is no tax benefit or expense related to Switzerland and therefore, no impact on your overall tax position.  Please explain further how your rate reconciliation table supports these assertions.  In this regard, your rate reconciliation reflects an increase applicable to foreign tax rate differential of 41.5% with an offsetting decrease for the valuation allowance of only 6.2%.  To the extent that your valuation allowance is comprised of several components netted against each other, please provide us with a breakdown of these components and tell us your consideration to enhance your disclosures in future filings to explain the various factors that impact the change in your valuation allowance from year to year.

Response:

The increase in the rate reconciliation relating to the foreign rate differential is due to the fact that the Swiss benefit is at a lower rate (11.7)% than the statutory rate (35.0)%.  This difference results in a negative impact on our overall effective tax rate due to the Swiss tax benefit being at a substantially lower rate.

A full valuation allowance is recorded against the tax benefit attributable to Switzerland that gives rise to an increase in our effective tax rate (negative rate impact due to the impact of taking the tax effective from (11.7)% to zero) of approximately 22.2%. In addition to the negative rate impact, there is also a decrease in our valuation allowance attributable to our profitable domestic operations that gives rise to an increase in our effective tax rate (positive rate impact) of approximately 28.5%, which is offsetting the impact of the Swiss valuation allowance movement in arriving at the (6.2)% valuation allowance rate reconciliation.

We historically viewed a change in the valuation allowance as one component in our rate reconciliation.  However, we acknowledge the Staff’s comments and we will enhance our disclosure in future filings to disclose individually material valuation allowance movements in our income tax rate reconciliation.

In addition, the Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:	Melissa Kindelan
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)

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